UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2020

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294, Office 501

Montevideo, Uruguay, 11300 WTC Free Zone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated May 13, 2020 titled “Arcos Dorados Reports First Quarter 2020 Financial Results”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: May 13, 2020

Item 1

FOR IMMEDIATE RELEASE

ARCOS DORADOS REPORTS FIRST QUARTER 2020 FINANCIAL RESULTS

•	Revenue and Adjusted EBITDA began the quarter with strong performances but were materially impacted by the outbreak of COVID-19 in Latin America and the Caribbean

•	Drive-thru and Delivery became the leading revenue-generating segments by quarter-end due to partial or total closure of a significant number of restaurants

•	Several measures were implemented to preserve the Company’s liquidity position, such as reducing expenses, deferring payments and limiting capital expenditures

•	The Company withdrew its 2020 to 2022 Outlook for restaurant openings and capital expenditures; the Outlook will be revised once the COVID-19 outbreak is controlled

•	The Company supported the health and safety of employees and guests, in accordance with all government guidelines and mandates

Montevideo, Uruguay, May 13, 2020 – Arcos Dorados Holdings, Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America’s largest restaurant chain and the world’s largest independent McDonald’s franchisee, today reported unaudited results for the first quarter ended March 31, 2020.

First Quarter 2020 Highlights – Excluding Venezuela

•	Consolidated revenues were 15.4% lower in US dollars versus the first quarter of 2019, due to the operational impact of the COVID-19 pandemic and the depreciation of several local currencies. On a constant currency basis[1], consolidated revenues declined 1.0%.

•	Systemwide comparable sales[1] declined 4.5% versus the prior-year quarter, with a 10.9% increase for the two months ended February 29 and a 33.5% decrease in March.

•	Consolidated Adjusted EBITDA[1] in US dollars decreased 51.4% year-over-year, and 52.7% on a constant currency basis.

•	Basic net loss was $(0.25) per share, compared to basic net income of $0.07 per share in the prior year quarter.

•	Net Debt to Adjusted EBITDA ratio was 1.9x at the end of the first quarter, versus 1.6x at the end of 2019.

•	Approximately 74% of the Company’s systemwide restaurants were open as of the date of this release, with most locations focused on Drive-thru, Delivery and/or Take-away.

[1] For definitions please refer to page 13 of this document.

“As we face the most challenging global crisis of our lifetimes, our primary focus and attention remains directed toward the wellbeing and safety of our restaurant crew, staff, sub-franchisees, suppliers and guests. It is during times like these that we look to our core Values to guide our decisions. I am enormously proud of how the entire Arcos Dorados family has put these Values on display with the support we are providing to the communities we serve throughout Latin America and the Caribbean,” said Marcelo Rabach, Chief Executive Officer of Arcos Dorados.

“We began 2020 on the same positive trajectory that we ended 2019, with strong sales and profitability trends through February. The outbreak of the COVID-19 virus caused governments throughout the region to implement quarantine measures as well as the closure of a large number of our restaurants, and nearly all our dining rooms, in response. The resulting decline in guest traffic and limited operating segments significantly impacted our business in March and, therefore, first quarter results were not what we expected.

We are leveraging the region’s largest free-standing restaurant portfolio to continue serving our guests primarily through Drive-thru, Delivery and/or Take-away. Our Digital capabilities, supported by over 39 million downloads of our Mobile App, offer our guests more ways to order and enjoy their McDonald’s menu favorites. And customers are recognizing our industry-benchmark cleanliness and hygiene procedures, which we further enhanced to help contain the spread of the virus, in line with recommendations from local health authorities and learnings from around the global McDonald’s system.

We have taken proactive steps to maximize sales, reduce costs and expenses, limit investments and prioritize our financial liquidity. Additionally, McDonald’s has provided support through the temporary deferral of franchise fee payments and allowing for a reduction in our advertising and promotion spending requirement. Although we do not have enough visibility to reasonably estimate the negative financial impact of the pandemic on our long-term future results, we do expect our second quarter 2020 results to be materially worse than our first quarter results. Nonetheless, we are confident in our ability to access sufficient sources of funding to meet our cash needs and we are prepared to continue making difficult business decisions to meet the challenges ahead.

We are managing through an unprecedented crisis after which we expect to face a new reality. Our focus is on navigating our company through this turbulent and unpredictable environment so that we emerge from this pandemic in an even stronger competitive position. The strength of our Brand and business model, along with our demonstrated ability to satisfy changing customer needs and preferences, position us to continue pursuing our long-term objective of generating shareholder value once this crisis has passed.”

First Quarter 2020 Results

Consolidated

Figure 1. AD Holdings Inc Consolidated: Key Financial Results (In millions of U.S. dollars, except as noted)
	1Q19 (a)	Currency Translation - Excl. Venezuela (b)	Constant Currency Growth - Excl. Venezuela (c)	Venezuela (d)	1Q20 (a+b+c+d)	% As Reported
Total Restaurants (Units)	2,225				2,298

Sales by Company-operated Restaurants	695.4	(99.8)	(6.8)	(1.3)	587.5	-15.5%
Revenues from franchised restaurants	35.6	(4.9)	(0.6)	(0.1)	30.0	-15.9%
Total Revenues	731.0	(104.7)	(7.4)	(1.4)	617.5	-15.5%

Adjusted EBITDA	60.6	0.7	(32.5)	(0.3)	28.5	-52.9%
Adjusted EBITDA Margin	8.3%				4.6%
Net income (loss) attributable to AD	12.2	9.0	(73.8)	0.3	(52.3)	-530.2%
No. of shares outstanding (thousands)	204,035				204,070
EPS (US$/Share)	0.06				(0.26)

(1Q20 = 1Q19 + Currency Translation Excl. Venezuela + Constant Currency Growth Excl. Venezuela + Venezuela). Refer to “Definitions” section for further detail.

Arcos Dorados’ consolidated results continue to be impacted by Venezuela’s macroeconomic volatility, including the ongoing hyperinflationary environment. As such, reported results may contain significant non-cash accounting charges to operations in this market. Accordingly, the discussion of the Company’s operating performance is focused on consolidated results that exclude Venezuela.

Main variations in Other Operating Income / (Expenses), net

Included in Adjusted EBITDA: The positive variation in other operating income / (expense) is mainly explained by a lower inventory write-down in Venezuela compared to last year.

Excluded from Adjusted EBITDA: There were no significant variations.

First quarter net loss attributable to the Company totaled $52.3 million, compared to net income of $12.2 million in the same period of 2019. Arcos Dorados’ reported loss per share of $(0.26) in the first quarter of 2020 compared to earnings of $0.06 in the corresponding 2019 period. Total weighted average shares for the first quarter of 2020 amounted to 204,070,029 compared to 204,035,213 in the prior year’s quarter.

Consolidated – excluding Venezuela

Figure 2. AD Holdings Inc Consolidated - Excluding Venezuela: Key Financial Results (In millions of U.S. dollars, except as noted)
	1Q19 (a)	Currency Translation (b)	Constant Currency Growth (c)	1Q20 (a+b+c)	% US Dollars	% Constant Currency
Total Restaurants (Units)	2,105			2,178

Sales by Company-operated Restaurants	692.7	(99.8)	(6.8)	586.1	-15.4%	-1.0%
Revenues from franchised restaurants	35.3	(4.9)	(0.6)	29.8	-15.5%	-1.7%
Total Revenues	727.9	(104.7)	(7.4)	615.9	-15.4%	-1.0%
Systemwide Comparable Sales						-4.5%
Adjusted EBITDA	61.8	0.7	(32.5)	30.0	-51.4%	-52.7%
Adjusted EBITDA Margin	8.5%			4.9%
Net income (loss) attributable to AD	14.5	9.0	(73.8)	(50.3)	-446.2%	-507.7%
No. of shares outstanding (thousands)	204,035			204,070
EPS (US$/Share)	0.07			(0.25)

Excluding Arcos Dorados’ Venezuelan operation, total revenues in US dollars decreased 15.4% year-over-year, due to the impact of the COVID-19 pandemic and the significant average depreciation of many local currencies, including the Argentine peso and the Brazilian real. Total revenue declined by 1.0% in constant currency terms.

During the second half of March 2020, in response to the spread of the COVID-19 virus, governments throughout Latin America and the Caribbean implemented various quarantine measures and the Company closed a significant number of its restaurants and substantially all of its dining rooms. Despite generating systemwide comparable sales growth of 10.9% through the first two months of the quarter, the impact of the quarantine measures and restaurant closures caused a 33.5% contraction in March. As a result, systemwide comparable sales for the first quarter were down 4.5% versus the prior year.

At the end of the first quarter, with four of its five SLAD markets and several more of its Caribbean division markets completely closed, the Company was operating about 55% of its restaurants. As of the date of this press release, with the gradual reopening of nearly all markets in its footprint, the Company was operating about 74% of its restaurants. Starting shortly after the inception of the crisis, the majority of the Company’s operational restaurants adapted to focus on the Drive-thru, Delivery and/or Take-away segments.

Adjusted EBITDA ($ million)

Breakdown of main variations contributing to 1Q20 Adjusted EBITDA

First quarter consolidated Adjusted EBITDA, excluding Venezuela, decreased 51.4% in US dollars. The slightly positive currency translation figure in the quarter reflects the impact of the depreciation of various currencies in the region on those countries’ negative Adjusted EBITDA results in March 2020. Sales declines in all the Company’s markets, as a consequence of the COVID-19 pandemic, drove a consolidated Adjusted EBITDA margin contraction of 360 basis points to 4.9%. Margins contracted in Brazil, NOLAD and SLAD, but expanded in the Caribbean division, where the Company recorded a non-cash bad debt reserve reversal in Puerto Rico.

Consolidated G&A expenses decreased 6.7% year-over-year in US dollars but were up 70 basis points as a percentage of revenues due to the impact of COVID-19 on sales. On a constant currency basis, G&A increased 11.7%, below the Company’s blended inflation rate for G&A.

Non-operating Results

Arcos Dorados’ non-operating results for the first quarter, excluding Venezuela, contain a $28.2 million non-cash foreign currency exchange loss, compared to a non-cash gain of $1.4 million in the same period of 2019. The variation mainly reflects the impact of the depreciation of the Brazilian real on intercompany balances and the impact of the depreciation of the Argentine peso relative to the Brazilian real, due to Argentina’s highly inflationary status. Net interest expense was $2.0 million higher year-over-year.

Excluding Venezuela, the Company recorded income tax expenses of $1.9 million in the first quarter, compared to $8.1 million in the prior-year period.

First quarter net loss attributable to the Company, excluding Venezuela, totaled $50.3 million, compared to net income of $14.5 million in the prior year period. Operating losses, a negative variance in foreign currency exchange results and higher net interest expense, were partly offset by lower income tax expenses. Net loss per share of $(0.25) in the first quarter 2020, excluding Venezuela, compared to earnings per share of $0.07 in the prior year quarter.

Analysis by Division:

Brazil Division

Figure 3. Brazil Division: Key Financial Results (In millions of U.S. dollars, except as noted)
	1Q19 (a)	Currency Translation (b)	Constant Currency Growth (c)	1Q20 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	968			1,025

Total Revenues	340.8	(47.5)	(9.0)	284.4	-16.5%	-2.6%
Systemwide Comparable Sales						-6.0%
Adjusted EBITDA	46.9	(2.9)	(14.8)	29.2	-37.8%	-31.6%
Adjusted EBITDA Margin	13.8%			10.3%

As reported revenues decreased 16.5%, impacted by the 15% year-over-year average depreciation of the Brazilian real against the US dollar and the impact of the COVID-19 pandemic. Systemwide comparable sales decreased 6.0% in the quarter, in line with the country’s food service sector, with a strong 7.9% increase for the first two months of the quarter more than offset by a 32.5% decline in March.

Having the largest free-standing restaurant footprint in the country, which is 2.5 times larger than that of its closest competitor, allowed the division to continue operating about 60% of its restaurants at the end of the quarter. As of the date of this press release, the Brazil division was operating about 70% of its restaurants, with the majority having adapted to focus on Drive-thru, Delivery and/or Take-away. Most of the operating restaurants were free-standing or in-store formats. For the safety of its employees and guests, the Brazil division proactively closed all restaurant dining rooms.

Marketing activities prior to COVID-19 included a strong push of its value platforms leveraging the strength and scale of the Company’s Mobile App, including the execution of personalized digital experiences during the Carnaval season. The launch of Pokémon Go, which enabled customers to interact between the real and virtual world using the Mobile App inside its restaurants, also drove traffic in the quarter.

As reported Adjusted EBITDA decreased 37.8% year-over-year and 31.6% on a constant currency basis, on the strong sales decline and a 350 basis point Adjusted EBITDA margin contraction from the deleveraging of all cost line items.

NOLAD

Figure 4. NOLAD Division: Key Financial Results (In millions of U.S. dollars, except as noted)
	1Q19 (a)	Currency Translation (b)	Constant Currency Growth (c)	1Q20 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	526			531

Total Revenues	99.4	0.7	(4.1)	96.1	-3.3%	-4.1%
Systemwide Comparable Sales						-6.3%
Adjusted EBITDA	6.7	1.3	(2.9)	5.1	-24.6%	-42.8%
Adjusted EBITDA Margin	6.8%			5.3%

As reported revenues decreased 3.3%, mainly due to the impact of the COVID-19 pandemic on all three of the division’s countries. Systemwide comparable sales decreased 6.3% in the quarter, with a strong 5.5% increase for the first two months of the quarter more than offset by a 27.9% decline in March.

More than 80% of the division’s restaurants were operational at the end of the quarter, having adapted to focus on Drive-thru, Delivery and Take-away, despite the closure of all restaurants in Panama, which resumed partial operations during the week of April 13, 2020. As of the date of this press release, NOLAD was operating about 83% of its restaurants.

Prior to COVID-19, strong momentum from 2019 had continued into January and February, with marketing initiatives in the division designed to stimulate top-line growth. Key initiatives were focused on promoting core products such as Quarter Pounder in Mexico, Big Mac in Panama and McNuggets in Costa Rica as well as desserts across the 3 countries.

As reported Adjusted EBITDA for the division decreased 24.6%, or 42.8% on a constant currency basis. The Adjusted EBITDA margin contracted 150 basis points to 5.3%, with deleverage in most cost line items, partially offset by lower food and paper (“F&P”) costs as a percentage of revenue.

SLAD

Figure 5. SLAD Division: Key Financial Results (In millions of U.S. dollars, except as noted)
	1Q19 (a)	Currency Translation (b)	Constant Currency Growth (c)	1Q20 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	394			406

Total Revenues	193.2	(55.1)	9.8	147.9	-23.5%	5.0%
Systemwide Comparable Sales						3.2%
Adjusted EBITDA	16.2	2.4	(17.2)	1.4	-91.2%	-106.4%
Adjusted EBITDA Margin	8.4%			1.0%

As reported revenues decreased 23.5%, as constant currency growth of 5.0% was more than offset by the impact of the COVID-19 pandemic and a negative currency effect resulting from the 37% year-over-year average depreciation of the Argentine peso against the US dollar. Systemwide comparable sales increased 3.2% in the quarter, with a 23.6% increase for the first two months of the quarter partly offset by a decline of 37.7% in March. In addition to the impact of the COVID-19 outbreak, the division’s systemwide comparable sales continued to be affected by the weak consumer environment in Argentina.

At the end of the quarter, only 7% of the division’s restaurants were operating. Four of five countries had completely closed all restaurants to comply with government-imposed quarantine guidelines and Uruguay was operating only about two-thirds of its restaurants, mostly free-standing and in-stores formats. Argentina, Chile and Ecuador were able to slowly resume the operation of the Drive-thru, Delivery and/or Take-away segments in some regions. As of the date of this press release, about 69% of the restaurants in SLAD were operating some or all of these three segments.

Marketing activities, pre COVID-19, included a strong digital push of the value platform with exclusive offers to remain relevant in Argentina, where the consumer environment continued soft. Also in the quarter, the Company launched “Pokémon” and the new Disney license “Unidos” in the Happy Meal along with a number of promotions built on McDonald’s core products. Argentina also launched the #GanasDeMc campaign focusing on core and iconic products such as the Big Mac, Quarter Pounder and McFries.

Adjusted EBITDA decreased 91.2% on an as reported basis and 106.4% in constant currency terms. The Adjusted EBITDA margin contracted 740 basis points to 1.0%, with deleverage in most cost line items, partially offset by lower F&P costs as a percentage of revenue.

Caribbean Division

Figure 6. Caribbean Division: Key Financial Results (In millions of U.S. dollars, except as noted)
	1Q19 (a)	Currency Translation - Excl. Venezuela (b)	Constant Currency Growth - Excl. Venezuela (c)	Venezuela (d)	1Q20 (a+b+c+d)	% As Reported
Total Restaurants (Units)	337				336

Total Revenues	97.7	(2.9)	(4.1)	(1.5)	89.2	-8.7%
Systemwide Comparable Sales
Adjusted EBITDA	3.9	1.2	0.4	(0.4)	5.1	32.1%
Adjusted EBITDA Margin	3.9%				5.7%

The Caribbean division’s results continue to be impacted by Venezuela’s macroeconomic volatility, including the ongoing hyperinflationary environment. As such, reported results may contain significant non-cash accounting charges to operations in this market. Due to distortions created by results of the Venezuelan operation, the discussion of the Caribbean division’s operating performance focuses on results that exclude the Company’s operations in this country.

Caribbean Division – excluding Venezuela

Figure 7. Caribbean Division - Excluding Venezuela: Key Financial Results (In millions of U.S. dollars, except as noted)
	1Q19 (a)	Currency Translation (b)	Constant Currency Growth (c)	1Q20 (a+b+c)	% US Dollars	% Constant Currency
Total Restaurants (Units)	217			216

Total Revenues	94.6	(2.9)	(4.1)	87.6	-7.4%	-4.3%
Systemwide Comparable Sales						-10.2%
Adjusted EBITDA	5.0	1.2	0.4	6.6	31.8%	7.9%
Adjusted EBITDA Margin	5.3%			7.5%

Revenues in the Caribbean division, excluding Venezuela, decreased 7.4% in US dollars and 4.3% in constant currency terms. Revenues in US dollars were mainly impacted by the onset of the COVID-19 pandemic and the 11% year-over-year average depreciation of the Colombian peso against the US dollar. Systemwide comparable sales decreased 10.2% in the quarter, with a 5.0% increase for the first two months of the quarter more than offset by a decline of 37.5% in March.

Although all restaurants in the French West Indies were fully closed, more than 60% of the division’s restaurants were operational at the end of the quarter. As of the date of this press release, about 82% of the division’s restaurants were operating largely focused on the Drive-thru, Delivery and/or Take-away segments.

Marketing activities, prior to COVID-19, included programs designed to stimulate traffic growth, as well as campaigns to generate excitement around the Company’s Core products through music with "McNuggetear". Also, during the quarter, the new Happy Family Box was launched successfully in the division’s main markets to reinforce the family-oriented nature of the McDonald’s brand and drive topline growth.

Adjusted EBITDA increased 31.8% in US dollars and 7.9% in constant currency terms and included a $4.7 million non-cash bad debt reserve reversal in Puerto Rico. The Adjusted EBITDA margin expanded to 7.5%. Excluding the bad debt reserve reversal, the margin contracted 320 basis points to 2.1%, due to the deleveraging of most cost line items.

New Unit Development

Figure 8. Total Restaurants (eop)*
	March 2020	December 2019	September 2019	June 2019	March 2019
Brazil	1,025	1,023	984	975	968
NOLAD	531	530	525	525	526
SLAD	406	404	395	393	394
Caribbean	336	336	335	336	337
TOTAL	2,298	2,293	2,239	2,229	2,225

* Considers Company-operated and franchised restaurants at period-end

Figure 9. Current Footprint
	Store Type*		Ownership		McCafes	Dessert Centers
	FS & IS	MS & FC	Company Operated	Franchised
Brazil	555	470	612	413	81	2,014
NOLAD	324	207	369	162	13	633
SLAD	241	165	354	52	127	399
Caribbean	260	76	271	65	37	347
TOTAL	1,380	918	1,606	692	258	3,393

* FS: Free-Standing; IS: In-Store; MS: Mall Store; FC: Food Court.

The Company opened 92 new restaurants during the twelve-month period ended March 31, 2020. At the end of the first quarter, the Company had 709 Experience of the Future Restaurants.

Balance Sheet & Cash Flow Highlights

Cash and cash equivalents were $142.1 million as of March 31, 2020. The Company’s total financial debt (including derivative instruments) was $648.0 million. Net debt (Total Financial Debt minus Cash and cash equivalents) was $505.9 million, while the Net Debt/Adjusted EBITDA ratio was 1.9x at the end of the reporting period.

Figure 10. Consolidated Financial Ratios (In thousands of U.S. dollars, except ratios)
	March 31	December 31
	2020	2019
Cash & cash equivalents (i)	142,067	121,905
Total Financial Debt (ii)	647,966	595,781
Net Financial Debt (iii)	505,899	473,876
Total Financial Debt / LTM Adjusted EBITDA ratio	2.5	2.0
Net Financial Debt / LTM Adjusted EBITDA ratio	1.9	1.6
(i) Cash & cash equivalents includes Short-term investment
(ii)Total financial debt includes long-term debt and derivative instruments (including the asset portion of derivatives amounting to $113.5 million and $57.8 million as a reduction of financial debt as of March 31, 2020 and December 31, 2019, respectively).
(iii) Total financial debt less cash and cash equivalents.

Net cash used in operating activities totaled $56.1 million in the first quarter, while cash used in net investing activities totaled $41.2 million, mostly capital expenditures, compared to $36.0 million in the previous year’s quarter. Net cash provided by financing activities was $127.0 million, which included $128.3 million of net short-term borrowings.

Recent Developments

Long-term Outlook, Restaurant Opening Plan and Reinvestment Plan

On April 22, 2020, the Company withdrew its 2020-2022 outlook for restaurant openings and total capital expenditures provided on March 18, 2020. Additionally, as a result of the business disruptions caused by the COVID-19 outbreak, the Company has agreed with McDonald’s to withdraw its previously-approved 2020-2022 restaurant opening plan and reinvestment plan and it does not expect to finalize a revised 2020-2022 plan at least until the COVID-19 outbreak is under control.

For the full year 2020, the Company expects to limit total capital expenditures to $80 million.

Growth Support

McDonald’s Corporation had previously agreed to provide growth support, which the Company planned to use to support its ambitious restaurant opening plan and reinvestment plan for the 2020-2022 period. Until the Company is able to finalize a revised 2020-2022 restaurant opening plan and reinvestment plan, it can make no assurances related to receiving growth support for 2020-2022.

Franchise Fees

In connection with the COVID-19 pandemic, McDonald's has agreed to defer all royalty payments, whether they are related to Company-operated or sub-franchisee-operated restaurants, for March, April, May and June 2020 sales, until 2021.

Advertising and Promotion Spending Requirement

In connection with the COVID-19 outbreak, McDonald’s provided the Company with the flexibility to reduce its advertising and promotion spending requirement down to 4%, from 5%, of its gross sales for the full year 2020.

Investor Relations Contact Dan Schleiniger VP of Investor Relations Arcos Dorados daniel.schleiniger@ar.mcd.com	Media Contact David Grinberg VP of Corporate Communications Arcos Dorados david.grinberg@br.mcd.com

Definitions:

Systemwide comparable sales growth: refers to the change, measured in constant currency, in our Company-operated and franchised restaurant sales in one period from a comparable period for restaurants that have been open for thirteen months or longer. While sales by our franchisees are not recorded as revenues by us, we believe the information is important in understanding our financial performance because these sales are the basis on which we calculate and record franchised revenues and are indicative of the financial health of our franchisee base.

Constant currency basis: refers to amounts calculated using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from this trend analysis. To better discern underlying business trends, this release uses non-GAAP financial measures that segregate year-over-year growth into two categories: (i) currency translation, (ii) constant currency growth. (i) Currency translation reflects the impact on growth of the appreciation or depreciation of the local currencies in which we conduct our business against the US dollar (the currency in which our financial statements are prepared). (ii) Constant currency growth reflects the underlying growth of the business excluding the effect from currency translation.

Excluding Venezuela basis: due to the ongoing political and macroeconomic uncertainty prevailing in Venezuela, and in order to provide greater clarity and visibility on the Company’s financial and operating overall performance, this release focuses on the results on an “Excluding-Venezuela” basis, which is non-GAAP measure.

Adjusted EBITDA: In addition to financial measures prepared in accordance with the general accepted accounting principles (GAAP), within this press release and the accompanying tables, we use a non-GAAP financial measure titled ‘Adjusted EBITDA’. We use Adjusted EBITDA to facilitate operating performance comparisons from period to period.

Adjusted EBITDA is defined as our operating income plus depreciation and amortization plus/minus the following losses/gains included within other operating income (expenses), net, and within general and administrative expenses in our statement of income: gains from sale or insurance recovery of property and equipment; write-offs of property and equipment; impairment of long-lived assets and goodwill; reorganization and optimization plan expenses; and incremental compensation related to the modification of our 2008 long-term incentive plan.

We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures (affecting net interest expense and other financial charges), taxation (affecting income tax expense) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance. Figure 11 of this earnings release include a reconciliation for Adjusted EBITDA. For more information, please see Adjusted EBITDA reconciliation in Note 9 of our quarter-end financial statements (6-K Form) filed today with the S.E.C.

About Arcos Dorados

Arcos Dorados is the world’s largest independent McDonald’s franchisee, operating the largest quick service restaurant chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories with almost 2,300 restaurants, operated by the Company or by its sub-franchisees, that together employ over 100 thousand people (as of 03/31/2020). The Company is also committed to the development of the communities in which it operates, to providing young people their first formal job opportunities and to utilize its Scale for Good to achieve a positive environmental impact. Arcos Dorados is listed for trading on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com/ir.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements. The forward-looking statements contained herein include statements about the Company’s business prospects, its ability to attract customers, its affordable platform, its expectation for revenue generation and its outlook and guidance for 2020. These statements are subject to the general risks inherent in Arcos Dorados' business. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados' business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados' expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Additional information relating to the uncertainties affecting Arcos Dorados' business is contained in its filings with the Securities and Exchange Commission. The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events.

First Quarter 2020 Consolidated Results

(In thousands of U.S. dollars, except per share data)

Figure 11. First Quarter 2020 Consolidated Results (In thousands of U.S. dollars, except per share data)
	For Three-Months ended
	March 31,
	2020	2019
REVENUES
Sales by Company-operated restaurants	587,537	695,384
Revenues from franchised restaurants	29,967	35,615
Total Revenues	617,504	730,999
OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(211,857)	(247,035)
Payroll and employee benefits	(134,199)	(142,056)
Occupancy and other operating expenses	(188,104)	(199,904)
Royalty fees	(34,124)	(39,329)
Franchised restaurants - occupancy expenses	(9,780)	(17,874)
General and administrative expenses	(48,798)	(52,359)
Other operating (expenses) income, net	2,223	(1,118)
Total operating costs and expenses	(624,639)	(699,675)
Operating income	(7,135)	31,324
Net interest expense	(14,396)	(12,446)
Gain (loss) from derivative instruments	(491)	769
Foreign currency exchange results	(28,387)	1,538
Other non-operating expenses, net	(46)	(85)
Income before income taxes	(50,455)	21,100
Income tax expense	(1,869)	(8,876)
Net income	(52,324)	12,224
Net income attributable to non-controlling interests	(8)	(59)
Net income attributable to Arcos Dorados Holdings Inc.	(52,332)	12,165
Earnings per share information ($ per share):
Basic net income per common share	-0.26	0.06
Weighted-average number of common shares outstanding-Basic	204,070,029	204,035,213
Adjusted EBITDA Reconciliation
Operating income	(7,135)	31,324
Depreciation and amortization	35,348	28,948
Operating charges excluded from EBITDA computation	310	347
Adjusted EBITDA	28,523	60,619
Adjusted EBITDA Margin as % of total revenues	4.6%	8.3%

First Quarter 2020 Consolidated Results – Excluding Venezuela

(In thousands of U.S. dollars, except per share data)

Figure 12. First Quarter 2020 Consolidated Results - Excluding Venezuela (In thousands of U.S. dollars, except per share data)
	For Three-Months ended
	March 31,
	2020	2019
REVENUES
Sales by Company-operated restaurants	586,114	692,683
Revenues from franchised restaurants	29,793	35,260
Total Revenues	615,907	727,943
OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(211,472)	(247,265)
Payroll and employee benefits	(133,734)	(141,777)
Occupancy and other operating expenses	(187,076)	(198,654)
Royalty fees	(34,123)	(39,329)
Franchised restaurants - occupancy expenses	(9,627)	(17,748)
General and administrative expenses	(47,804)	(51,264)
Other operating (expenses) income, net	2,638	1,078
Total operating costs and expenses	(621,200)	(694,959)
Operating income	(5,292)	32,984
Net interest expense	(14,398)	(12,446)
Gain (loss) from derivative instruments	(491)	769
Foreign currency exchange results	(28,224)	1,447
Other non-operating expenses, net	(46)	(85)
Income before income taxes	(48,451)	22,669
Income tax expense	(1,867)	(8,072)
Net income	(50,318)	14,597
Net income attributable to non-controlling interests	(8)	(59)
Net income attributable to Arcos Dorados Holdings Inc.	(50,326)	14,538
Earnings per share information ($ per share):
Basic net income per common share	$ (0.25)	$ 0.07
Weighted-average number of common shares outstanding-Basic	204,070,029	204,035,213
Adjusted EBITDA Reconciliation
Operating income	(5,292)	32,984
Depreciation and amortization	34,977	28,424
Operating charges excluded from EBITDA computation	328	347
Adjusted EBITDA	30,013	61,755
Adjusted EBITDA Margin as % of total revenues	4.9%	8.5%

First Quarter 2020 Results by Division

(In thousands of U.S. dollars)

Figure 13. First Quarter 2020 Consolidated Results by Division (In thousands of U.S. dollars)
	1Q
	Three-Months ended		% Incr.	Constant
	March 31,		/	Currency
	2020	2019	(Decr)	Incr/(Decr)%
Revenues
Brazil	284,382	340,764	-16.5%	-2.6%
Caribbean	89,195	97,694	-8.7%	n/a
Caribbean - Excl. Venezuela	87,599	94,638	-7.4%	-4.3%
NOLAD	96,052	99,356	-3.3%	-4.1%
SLAD	147,875	193,185	-23.5%	5.0%
TOTAL	617,504	730,999	-15.5%	n/a
TOTAL - Excl. Venezuela	615,907	727,943	-15.4%	-1.0%

Operating Income (loss)
Brazil	11,088	32,093	-65.4%	-66.3%
Caribbean	(83)	(1,079)	-92.3%	n/a
Caribbean - Excl. Venezuela	1,760	581	203.2%	-30.5%
NOLAD	(978)	1,341	-173.0%	-265.6%
SLAD	(3,668)	11,714	-131.3%	-159.6%
Corporate and Other	(13,494)	(12,745)	-5.9%	-39.4%
TOTAL	(7,135)	31,324	-122.8%	n/a
TOTAL - Excl. Venezuela	(5,292)	32,984	-116.0%	-132.7%

Adjusted EBITDA
Brazil	29,171	46,904	-37.8%	-31.6%
Caribbean	5,085	3,852	32.1%	n/a
Caribbean - Excl. Venezuela	6,575	4,988	31.8%	7.9%
NOLAD	5,092	6,748	-24.6%	-42.8%
SLAD	1,416	16,153	-91.2%	-106.4%
Corporate and Other	(12,241)	(13,038)	6.1%	-22.8%
TOTAL	28,523	60,619	-52.9%	n/a
TOTAL - Excl. Venezuela	30,013	61,755	-51.4%	-52.7%

Figure 14. Average Exchange Rate per Quarter*
	Brazil	Mexico	Argentina
1Q20	4.46	19.97	61.52
1Q19	3.77	19.20	39.00
* Local $ per 1 US$

Summarized Consolidated Balance Sheets

(In thousands of U.S. dollars)

Figure 15. Summarized Consolidated Balance Sheets (In thousands of U.S. dollars)
	March 31	December 31
	2020	2019
ASSETS
Current assets
Cash and cash equivalents	142,043	121,880
Short-term investment	24	25
Accounts and notes receivable, net	53,955	99,862
Other current assets (1)	155,384	183,601
Total current assets	351,406	405,368
Non-current assets
Property and equipment, net	813,284	960,986
Net intangible assets and goodwill	37,230	43,044
Deferred income taxes	50,269	68,368
Derivative instruments	113,534	57,828
Leases right of use assets, net	774,957	922,165
Other non-current assets (2)	75,863	99,926
Total non-current assets	1,865,137	2,152,317
Total assets	2,216,543	2,557,685
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	165,179	259,577
Taxes payable (3)	74,004	123,805
Accrued payroll and other liabilities	98,279	86,379
Other current liabilities (4)	20,452	27,068
Provision for contingencies	1,908	2,035
Financial debt (5)	141,774	26,436
Operating lease liabilities	55,663	70,147
Total current liabilities	557,259	595,447
Non-current liabilities
Accrued payroll and other liabilities	18,445	23,497
Provision for contingencies	20,301	24,123
Financial debt (6)	619,959	627,173
Deferred income taxes	4,068	4,297
Operating lease liabilities	735,085	861,582
Total non-current liabilities	1,397,858	1,540,672
Total liabilities	1,955,117	2,136,119
Equity
Class A shares of common stock	383,204	383,204
Class B shares of common stock	132,915	132,915
Additional paid-in capital	13,965	13,375
Retained earnings	396,083	471,149
Accumulated other comprehensive losses	-605,132	(519,505)
Common stock in treasury	-60,000	(60,000)
Total Arcos Dorados Holdings Inc shareholders’ equity	261,035	421,138
Non-controlling interest in subsidiaries	391	428
Total equity	261,426	421,566
Total liabilities and equity	2,216,543	2,557,685

(1) Includes "Other receivables", "Inventories", "Prepaid expenses and other current assets", and "McDonald's Corporation's indemnification for contingencies".

(2) Includes "Miscellaneous", "Collateral deposits", and "McDonald´s Corporation indemnification for contingencies".

(3) Includes "Income taxes payable" and "Other taxes payable".

(4) Includes "Royalties payable to McDonald´s Corporation" and "Interest payable".

(5) Includes "Short-term debt", "Current portion of long-term debt" and "Derivative instruments".

(6) Includes "Long-term debt, excluding current portion" and "Derivative instruments".